Exhibit 12

TENNESSEE GAS PIPELINE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Three Months ended March 31,
	2009	2008
Earnings
Pre-tax income	$86	$72
Income from equity investee	(3)	(4)
Pre-tax income before income from equity investee	83	68

Fixed charges	39	34
Distributed income of equity investee	4	4
Capitalized interest	(1)	(1)
Total earnings available for fixed charges	$125	$105

Fixed charges
Interest and debt expense	$39	$34

Ratio of earnings to fixed charges	3.2	3.1

For purposes of computing these ratios, earnings means pre-tax income before:
· income from equity investee, adjusted to reflect actual distributions from equity investment; and
· fixed charges;
less:
· capitalized interest.

Fixed charges means the sum of the following:
· interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
· amortization of debt costs; and
· that portion of rental expense which we believe represents an interest factor, which was not material for the quarters ended March 31, 2009 and 2008.